Pequot Resources, Inc.
(formerly Atlas Resources, Incorp.)
4759 Kester Avenue
Sherman Oaks, CA 91403
Telephone: 310-780-1558

April 23, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Norman von Holtzendorff

Dear Sirs:

Re:           Registration Statement on Form S-1 – SEC File #333-166848

Further to your letter dated November 22, 2011 concerning our registration statement on Form S-1, we respond to your comments as follows:

General

1.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X, as well as other applicable disclosures to address this interim period, such as management’s discussion and analysis.

We have updated our financial statements in our registration statement to include our audited annual financial statements for the fiscal year ended December 31, 2011 and have updated our other disclosure accordingly.

Yours truly,

/s/ Blair Sorby

Blair Sorby
President